July 18, 2012

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Target Corporation
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed March 15, 2012
File No. 001-06049

Dear Ms. Ransom:

This is in response to your letter dated July 5, 2012, regarding Target Corporation and supplements our letter dated June 27, 2012. Following this introductory section is a specific response to your comment, with your comment in italics preceding the response.

Risk Factors, page 2

If we fail to protect the security of personal information about our guests . . . , page 7

1.              In response to comment 1 in our letter dated June 14, 2012, you state that you have reviewed the nature, severity and frequency of the data security incidents you have experienced and concluded that these incidents would not, individually or in the aggregate, be considered important by a reasonable investor with respect to an investment decision concerning your company. In future filings, beginning with your next Form 10-Q, please state the fact that you have experienced data security incidents so that investors are able to evaluate the risks in the appropriate context. Currently, your disclosure suggests that no such incidents have occurred. You may include language that describes the severity and frequency of these incidents.

Target’s Response

We acknowledge your comment and will, in future filings, beginning with our next Form 10-Q, indicate that we have experienced insignificant data security incidents in the past.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of our response.

Sincerely,

/s/ John J. Mulligan

John J. Mulligan
Executive Vice President and Chief Financial Officer